Exhibit 12
STEWART ENTERPRISES, INC.
AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Years Ended October 31,
	2010		2009		2008		2007		2006
Earnings from continuing operations before income taxes	$44,507	(3)	$35,788	(4)	$12,814	(5)	$55,417	(6)	$58,561	(7)

Fixed charges:
Interest charges (1)	24,679		27,985		29,943		27,896		30,203
Interest portion of lease expense (2)	1,518		1,524		1,428		1,470		1,604

Total fixed charges	26,197		29,509		31,371		29,366		31,807

Earnings from continuing operations before income taxes and fixed charges, less capitalized interest	$70,417	(3)	$65,088	(4)	$44,047	(5)	$83,825	(6)	$89,798	(7)

Ratio of earnings to fixed charges	2.69	(3)	2.21	(4)	1.40	(5)	2.85	(6)	2.82	(7)

(1)	Includes capitalized interest expense of $287, $209, $138, $958 and $570 for 2010, 2009, 2008, 2007 and 2006, respectively.

(2)	The interest portion of lease expense is one-third of total lease expense.

(3)	Includes a $1,035 pre-tax net loss on early extinguishment of debt due to fiscal year 2010 debt repurchases.

(4)	Includes a $6,146 pre-tax net gain on early extinguishment of debt due to fiscal year 2009 debt repurchases, a $3,421 charge related to the estimated probable funding obligation to fund the cemetery perpetual care trust net realized losses, a $380 charge for hurricane related expenses, a $275 charge for separation charges primarily related to the retirement of an executive officer and ($218) of net impairment losses on dispositions.

(5)	Includes a charge of $2,297 for net expenses related to Hurricanes Katrina and Ike, a charge of $25,952 related to impairment of goodwill, a $13,281 charge related to the estimated probable obligation to fund the cemetery perpetual care trust net realized losses and ($353) of net impairment losses on dispositions.

(6)	Includes a charge of $2,533 for net expenses related to Hurricane Katrina, a charge of $580 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer, ($44) of net impairment losses on dispositions and $677 for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(7)	Includes a net recovery of $1,628 related to Hurricane Katrina expenses, business interruption insurance proceeds of $3,169 related to Hurricane Katrina, a charge of $991 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer and ($153) of net impairment losses on dispositions.
     During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.